EXHIBIT 12.2

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

EARNINGS AS DEFINED:

Net Income (loss)	$161,651	$176,386	$185,943	$134,284	$151,431	$165,694	$224,540
Income tax expense (benefit)	84,481	90,416	91,757	61,652	71,382	78,352	117,510
Fixed Charges	175,784	181,044	240,830	247,290	210,067	190,836	190,333
Capitalized Interest (allowance for
borrowed funds used during construction)	(8,962)	(15,763)	(21,443)	(17,184)	(20,063)	(13,196)	(11,614)
Total	$412,954	$432,083	$497,087	$426,042	$412,817	$421,686	$520,769

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$175,784	$181,044	$240,830	$247,290	$210,067	$190,836	$190,333

Total	$175,784	$181,044	$240,830	$247,290	$210,067	$190,836	$190,333

RATIO OF EARNINGS TO FIXED
CHARGES	2.35	2.39	2.06	1.72	1.97	2.21	2.74

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income (loss) adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed Charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.